
03021172

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	943489 ~~0001211926~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 28, 2003, Series 2003-6	**333-101550**

Name of Person Filing the Document
(If Other than the Registrant)


RECD S.E.C.
JUN 2 - 2003
1086

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: /s/ Maria Fregosi
Name: Maria Fregosi
Title: Vice President

Dated: May 30, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CMO Desk

Yields Given Prices Report AMAC03-6G1BW1 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 04/30/2003 08:19:46

Bond: BW Balance: 66,421,000 Coupon: 4.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 5.93 WAM: 358.00

Months 480	PSA 100	PSA 150	PSA 200	PSA 250	PSA 300	PSA 350	PSA 500	PSA 750	PSA 1000
101-28	3.292	3.199	3.199	3.199	3.199	3.199	3.128	2.942	2.779
101-30	3.271	3.176	3.176	3.176	3.176	3.176	3.101	2.910	2.743
102- 0	3.250	3.152	3.152	3.152	3.152	3.152	3.075	2.879	2.706
102- 2	3.228	3.128	3.128	3.128	3.128	3.128	3.049	2.848	2.670
102- 4	3.207	3.104	3.104	3.104	3.104	3.104	3.023	2.816	2.634
102- 6	3.186	3.080	3.080	3.080	3.080	3.080	2.998	2.785	2.599
102- 8	3.165	3.056	3.056	3.056	3.056	3.056	2.972	2.754	2.563
102-10	3.143	3.032	3.032	3.032	3.032	3.032	2.946	2.722	2.527
*102-12	3.122	3.008	3.008	3.008	3.008	3.008	2.920	2.691	2.491
102-14	3.101	2.985	2.985	2.985	2.985	2.985	2.894	2.660	2.455
102-16	3.080	2.961	2.961	2.961	2.961	2.961	2.868	2.629	2.419
102-18	3.059	2.937	2.937	2.937	2.937	2.937	2.842	2.598	2.383
102-20	3.038	2.913	2.913	2.913	2.913	2.913	2.817	2.567	2.348
102-22	3.017	2.890	2.890	2.890	2.890	2.890	2.791	2.536	2.312
102-24	2.996	2.866	2.866	2.866	2.866	2.866	2.765	2.505	2.276
102-26	2.975	2.842	2.842	2.842	2.842	2.842	2.739	2.474	2.241
102-28	2.954	2.819	2.819	2.819	2.819	2.819	2.714	2.443	2.205
AVG LIFE	3.12	2.75	2.75	2.75	2.75	2.75	2.51	2.06	1.78
DURATION	2.88	2.56	2.56	2.56	2.56	2.56	2.35	1.95	1.70
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	2/09	4/08	4/08	4/08	4/08	4/08	3/07	3/06	9/05

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-6G1MM2 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 05/02/2003 09:11:04

Bond: A27 Balance: 21,020,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 5.93 WAM: 358.00

Months 480	PSA 100	PSA 300	PSA 325	PSA 350	PSA 375	PSA 500	PSA 1000
98-21.62	5.669	5.671	5.671	5.671	5.678	5.737	5.893
98-23.62	5.662	5.664	5.664	5.664	5.670	5.726	5.871
98-25.62	5.655	5.657	5.657	5.657	5.663	5.714	5.849
98-27.62	5.648	5.650	5.650	5.650	5.655	5.703	5.828
98-29.62	5.641	5.643	5.643	5.643	5.648	5.692	5.806
98-31.62	5.634	5.636	5.636	5.636	5.640	5.680	5.785
99-01.62	5.628	5.629	5.629	5.629	5.633	5.669	5.763
99-03.62	5.621	5.621	5.621	5.621	5.625	5.658	5.742
*99-05.62	5.614	5.614	5.614	5.614	5.618	5.646	5.720
99-07.62	5.607	5.607	5.607	5.607	5.610	5.635	5.699
99-09.62	5.600	5.600	5.600	5.600	5.603	5.623	5.677
99-11.62	5.593	5.594	5.594	5.594	5.596	5.612	5.656
99-13.62	5.586	5.587	5.587	5.587	5.588	5.601	5.634
99-15.62	5.579	5.580	5.580	5.580	5.581	5.590	5.613
99-17.62	5.572	5.573	5.573	5.573	5.573	5.578	5.592
99-19.62	5.566	5.566	5.566	5.566	5.566	5.567	5.570
99-21.62	5.559	5.559	5.559	5.559	5.558	5.556	5.549
AVG LIFE	13.47	13.24	13.24	13.24	12.08	6.83	3.28
DURATION	9.09	8.96	8.96	8.96	8.40	5.53	2.92
FIRST PAY	9/12	7/11	7/11	7/11	11/10	11/08	4/06
LAST PAY	3/33	3/33	3/33	3/33	3/33	3/12	11/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.